JANGIT ENTERPRISES, INC.

January 18, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:Jangit Enterprises, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed January 13, 2022

File No. 333-254934

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amended Registration Statement on Form S-1 to become effective on Friday, January 21, 2022 at 10:00 a.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jangit Enterprises, Inc.

/s/ Kelly Kirchhoff
Kelly Kirchhoff
Chief Executive Officer